The Channel Tunnel Group Limited
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

France-Manche S.A.
140-144 boulevard Malesherbes
75017 Paris
Téléphone: 01 43 18 62 00
Fax: 01 43 18 62 49

Internet: www.eurotunnel.com

02 OCT 31 AM 8:07

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

02055705

23 October 2002

SUPPL

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following recent announcement:

- Eurotunnel's revenue and traffic for Q3 2002.

Yours faithfully,

D Leonard
Secretary

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Cc: B Teitelbaum
Citibank NA
New York

dlw 11/4

C:\DATA\WORD\Board\l-rule12g3-2(b)021022.doc

EMBARGO: Not for release before 0730 hours (UK time) on Monday, 21 October 2002

TRADING UPDATE: Q3 REVENUE & TRAFFIC

Eurotunnel reports steady revenue growth

- **Steady revenue growth from the Shuttle business (up 6% to £91.1m)**
- **Strong growth in truck revenue with higher yields and volumes**
- **Growth in car revenue with signs of market recovery**
- **Reliability and punctuality maintained at high levels**

Eurotunnel, operator of the Channel Tunnel, today issued a trading statement for the third quarter of 2002 (July to September).

Richard Shirrefs, Chief Executive, commented:

"Eurotunnel has maintained the sound performance reported at the half year stage. We have seen steady revenue growth in our core Shuttle business with increased revenues from truck, car and coach services. We also achieved consistently high levels of reliability and punctuality.

Today's opening of new tracks and platforms means that we continue to build on this performance, and underlines our commitment to expanding capacity in the truck market and growing our revenue."

Based on these results from the Shuttle business, we continue to expect to be at or very close to cash break-even by year-end."

Operating Revenue

Eurotunnel's Shuttle service revenue grew 6% at constant exchange rates to £91.1 million, reflecting strong revenue growth from the truck shuttle business together with increased revenue from both cars and coaches.

Railways revenue grew 1% to £54.2 million made up primarily of guaranteed payments under the Minimum Usage Charge (MUC).

Total transport revenues grew 4% to £145.3 million, with total operating revenue up 3% to £149 million.

£ million	Q3 2002 Unaudited*	Q3 2001 Restated*	% change	Q3 2001 Reported**
Shuttle services	91.1	86.3	+ 6%	85.9
Railways	54.2	53.5	+ 1%	53.3
Transport activities	**145.3**	**139.8**	**+ 4%**	**139.2**
Non-transport activities	3.7	5.0	- 25%	4.9
Operating revenue	**149.0**	**144.8**	+ 3%	**144.1**

* The exchange rate applicable for the year to 30 September 2002 and for the restated year to 30 September 2001 is £1= € 1.584. ** The equivalent 2001 exchange rate was £1= € 1.626.

/...

Eurotunnel Shuttle Services

Truck shuttles

Truck revenue grew strongly in the third quarter as a result of increased volumes and higher average yields.

Eurotunnel continued to deliver steady growth in truck volumes, up 3% to 296,216 vehicles in the third quarter. This was broadly in line with the short straits truck market that grew by 4% in the third quarter, although more recently market growth has been around 2%. Eurotunnel retained its market leadership for trucks with a stable market share of 40% for the third quarter.

Passenger shuttles

Continuing the trend reported at the half-year stage, Eurotunnel's car revenue showed a small increase as a result of achieving higher average yields. With the continuing strategy of focussing on the higher yield segments, Eurotunnel's market share fell by three points to 41%. The rate of decline in Eurotunnel's car traffic slowed in the third quarter in a market that showed the first signs of growth since the abolition of duty free.

The coach business contributed to revenue growth as a result of price increases introduced in January and a significant recovery in coach traffic since the first half of the year. Eurotunnel carried 19,466 coaches, a 1% decline on the corresponding period in 2001. Eurotunnel's market share fell by one point to 30% in the third quarter.

	Q3 2002	Q3 2001	% change	Short straits market[1]
Truck shuttles	296,216 trucks	287,140 trucks	+ 3%	+ 4%
Passenger shuttles	667,936 cars[2] 19,466 coaches	703,552 cars[2] 19,621 coaches	- 5% - 1%	+1% +2%

[1]Short straits market: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque
[2] including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways (Eurostar & rail freight)

The number of Eurostar passengers travelling through the Tunnel fell by 7%, and through rail freight tonnage fell by 47%; the latter reflecting the continued reduction in rail freight services by EWS/SNCF due to asylum seeker disruption at the SNCF rail freight terminal at Frethun. This has no effect on Eurotunnel's revenues, which are protected by the Minimum Usage Charge arrangements.

	Q3 2002	Q3 2001	% change
Eurostar	1,906,897 passengers*	2,042,043 passengers*	- 7%
Rail freight (SNCF/EWS)	338,241 tonnes	633,105 tonnes	- 47%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

END

Note to editors:
A conference call for analysts and investors will be held today at 1pm UK time. UK dial-in tel: + 44 20 7984 7567, US dial-in tel: (913) 981 5508. Please quote 'Eurotunnel'.

A replay will also be available for five days from today. UK dial-in tel: + 44 20 7984 7568, US dial-in tel: (719) 457 0820. Please quote code 728567.

Media enquiries:
Kevin Charles, Eurotunnel Press Office
tel: 01303 288728 or 01303 288737

Sue Pemberton, Citigate Dewe Rogerson
tel: 020 7282 2842

Investor & analyst enquiries:
Alison Bourgeois
tel: 00 33 1 55 27 35 59

Sarah Dorso
tel: 00 33 3 21 00 64 79

News release no. 826

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.